UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nordicus Partners Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28265K205

(CUSIP Number)

JE Pitzner Holding ApS

Pilevej 4,

DK-4180 Sorø

Denmark

(+45) 40 70 11 24

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28265K205	13D/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JE Pitzner Holding ApS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,885,858
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 2,885,858
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,885,858
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.87
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 28265K205	13D/A	Page 3 of 5 Pages

Item 1. Security and Issuer.

The issuer is Nordicus Partners Corporation, a Delaware corporation (the “Company”). The title of the class of equity securities to which this Statement relates is Common Stock, par value $0.001 per share (“Shares”). The Company’s principal executive office is: 280 South Beverly Dr., Suite 505, Beverly Hills, CA 90212.

All share and per-share amounts in this Schedule reflect a 1-for-50 reverse stock split effectuated on March 8, 2022.

Item 2. Identity and Background.

(a) This Statement is being filed by JE Pitzner Holding ApS (the “Reporting Person”). The sole owner and officer of the Reporting Person is Johannes Ejnar Pitzner

(b) The Reporting Person’s and Mr. Pitzner’s business address is: Pilevej 4, DK-4180 Sorø, Denmark.

(c) Mr. Pitzner is employed by GK Partners ApS, Dyrehavevej 3B, 2930 Klampenborg, Denmark.

(d) Neither the Reporting Person nor Mr. Pitzner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person Mr. Pitzner has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a private limited company (Anpartsselskab) organized in Denmark. Mr. Pitzner is a citizen of Denmark.

Item 3. Source or Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

In September and October 2023, the Reporting Person acquired a total of 500,000 Shares in a private transaction at a price of $0.97 per share.

On May 13, 2024, the “Company and certain shareholders (the “Sellers”) of Orocidin A/S, a Danish stock corporation (“Orocidin”), entered into a Stock Purchase and Sale Agreement (the “Agreement”), under which the Sellers sold to the Company 525,597 shares of the capital stock of Orocidin (the “Orocidin Shares”), representing 95.0% of Orocidin’s outstanding shares of capital stock. In exchange, the Company issued 38,000,000 restricted shares of its common stock (the “Company Shares”) to the Sellers. The transaction was consummated on May 13, 2024. In that transaction, the Reporting Person sold 33,000 Orocidin shares and received in exchange therefor 2,385,858 Company Shares.

CUSIP No. 28265K205	13D/A	Page 4 of 5 Pages

The purpose of all of these transactions was to make a long-term investment in the Company.

The foregoing transactions were exempt under the Securities Act of 1933, as amended (the “Securities Act”). None of such shares was or will be registered under the Securities Act or any state securities laws, and unless so registered, may not be reoffered or resold in the United States absent such registration or an applicable exemption therefrom, or in a transaction not subject to the registration requirements of the Securities Act of 1933 and other applicable securities laws.

Except as stated above, there are no plans or proposals which the Reporting Persons or Mr. Pitzner have which relate to or would result in: (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the issuer; (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule, the Reporting Person beneficially owned 2,885,858 Shares, constituting 5.87% of the outstanding Shares. The percentage of Shares owned is based upon 49,132,248 Shares outstanding as of May 14, 2024, based on inquiry of the Company’s transfer agent.

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of 2,885,858 Shares.

(c) The Shares were acquired on the dates set forth above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Items 3 and 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 28265K205	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Johannes Ejnar Pitzner
Johannes Ejnar Pitzner